UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04009091

February 23, 2004

Joseph E. Gilligan
Hogan & Hartson LLP
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004-1109

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/23/2004

Re: Cytyc Corporation
Incoming letter dated January 16, 2004

Dear Mr. Gilligan:

This is in response to your letter dated January 16, 2004 concerning a shareholder proposal submitted to Cytyc by Marc E. Vincent. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

PROCESSED
MAR 05 2004
THOMSON FINANCIAL

Enclosures

cc: Marc E. Vincent
22 Williamsburg Drive
Orange, CT 06477

849778

HOGAN & HARTSON
L.L.P.

COLUMBIA SQUARE
555 THIRTEENTH STREET, NW
WASHINGTON, DC 20004-1109
TEL (202) 637-5600
FAX (202) 637-5910
WWW.HHLAW.COM

January 16, 2004

BY HAND DELIVERY

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Cytyc Corporation – No-Action Request Letter Regarding Stockholder Proposal of Marc E. Vincent

Ladies and Gentlemen:

Enclosed for filing on behalf of Cytyc Corporation, a Delaware corporation (the "Company"), are six (6) copies of a no-action request letter pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, to notify the Commission of the Company's intention to exclude from its proxy materials for its 2004 annual meeting of stockholders a stockholder proposal submitted by Marc. E. Vincent.

If you have any questions with respect to the attached documents, please call me at 202-637-5945.

Sincerely,

Joseph E. Gilligan

Enclosures

BERLIN BRUSSELS LONDON PARIS BUDAPEST PRAGUE WARSAW MOSCOW BEIJING TOKYO
NEW YORK BALTIMORE McLEAN MIAMI DENVER BOULDER COLORADO SPRINGS LOS ANGELES

HOGAN & HARTSON

L.L.P.

COLUMBIA SQUARE
555 THIRTEENTH STREET, NW
WASHINGTON, DC 20004-1109
TEL (202) 637-5600
FAX (202) 637-5910
WWW.HHLAW.COM

Writer's Direct Dial:
(202) 637-5945

Rule 14a-8(i)(13)
Rule 14a-8(i)(3)
Rule 14a-8(i)(1)

January 16, 2004

BY HAND DELIVERY

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Cytyc Corporation – Stockholder Proposal of Marc E. Vincent

Ladies and Gentlemen:

On behalf of our client, Cytyc Corporation, a Delaware corporation ("Cytyc" or the "Company"), we are submitting this letter pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude from its proxy materials for its 2004 annual meeting of stockholders (the "Proxy Materials") a stockholder proposal (the "Proposal") submitted by Marc E. Vincent. The Company asks that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Commission if, in reliance on one or more of the interpretations of Rule 14a-8 set forth below, the Company excludes the Proposal from its Proxy Materials. The definitive copies of the Proxy Materials are currently scheduled to be filed with the Commission pursuant to Rule 14a-6 under the Exchange Act on or about April 9, 2004.

Pursuant to Rule 14a-8(j), we are furnishing the Staff with six copies of this letter and the Proposal, which is attached hereto as Exhibit A. We have also included in Exhibit A a copy of all correspondence between the Company and Mr. Vincent. A copy of this letter is also being provided simultaneously to Mr. Vincent.

As discussed more fully below, we believe that the Proposal may be excluded from the Proxy Materials pursuant to the following rules:

(a) Rule 14a-8(i)(13), because the Proposal relates to specific amounts of cash dividends;

(b) Rule 14a-8(i)(3), because the Proposal violates Rule 14a-9 under the Exchange Act, which prohibits materially false or misleading statements in proxy soliciting materials; and

(c) Rule 14a-8(i)(1), because the Proposal is not a proper subject for action by stockholders under Delaware law.

I. PROPOSAL

The Proposal, which is more fully set forth in Exhibit A to this letter, mandates that:

> "Before any further awards be made to Senior Management or Board Members in the form of Stock Options, Bonuses or Salary increases, we as Stockholders must see a reasonable rate of return on investment (based on Industry Standards) and must receive a dividend of not less than 30% of real Net income (after taxes and interest) paid quarterly to Stockholders of record before any Awards are made to Senior Management in the form of bonuses, stock options and salary increases."

II. REASONS FOR EXCLUSION

a. Rule 14a-8(i)(13) – The Proposal relates to specific amounts of cash dividends

Rule 14a-8(i)(13) permits a company to exclude a stockholder proposal that "relates to specific amounts of cash or stock dividends." The Proposal seeks to tie increases in salary, bonuses and stock option awards to the Company's senior management and directors 1/ to a mandatory dividend payment of not less than 30% of the Company's real net income. The Staff has consistently held that stockholder proposals that require executive and/or director

---

1/ As discussed in Part II.b.1. of this letter, based on the language of the Proposal, it is unclear if the restriction on compensation increases applies only to senior management or to both senior management and directors.

compensation to be reduced or restricted until a specific dividend goal is attained may be excluded under Rule 14a-8(i)(13), and its predecessor, Rule 14a-8(c)(13), as relating to specific amounts of dividends. For example, in The Boeing Company (February 7, 1998), the Staff permitted exclusion of a proposal that directed the company to place a moratorium on all salary increases and bonuses until the company's dividend was increased by 35%. *See also* Qwest Communications International Inc. (March 20, 2003) (proposal requesting that all options to officers be suspended until an annual dividend rate of $1.00 was reestablished); Wachovia Corporation (February 17, 2002) (proposal mandating that the total compensation package for individual executive officers and directors be cut in half until the dividend was restored to a prior level for a minimum of one year); Central Vermont Public Service Corporation (November 30, 1995) (proposal requesting that all executive salaries be reduced and all bonuses and stock options be frozen until the dividend was restored to a prior level); Banknorth Group, Inc. (February 16, 1995) (proposal mandating that no bonuses, stock, options or other forms of incentive compensation be awarded to the company's officers so long as the dividend remained at less than a specified amount); SCEcorp (January 24, 1995) (proposal directing the company to reduce salaries of all non-union employees and directors until the dividend rate was restored to a prior level); UJB Financial Corporation (March 4, 1994) (proposal requesting the company's board of directors to freeze or downsize all forms of compensation to the company's chief executive officer, directors and management until the dividend rate was returned to $1.16 per share); and Unysis Corporation (January 24, 1994) (proposal requesting the company's board of directors to limit compensation of inside directors to $1.00 per year until the $1.00 per share dividend was restored). The Proposal is virtually identical to the proposal in Boeing as well as numerous other proposals that impermissibly sought to create a direct link between executive/director compensation and a specific dividend level. Accordingly, we believe the Proposal may be excluded under Rule 14a-8(i)(13) because it relates to specific amounts of cash dividends.

b. Rule 14a-8(i)(3) – The Proposal violates the Commission's Proxy Rules

Rule 14a-8(i)(3) permits a company to exclude a stockholder proposal that is "contrary to any of the Commission's proxy rules and regulations, including [Rule] 14a-9, which prohibits false or misleading statements in proxy soliciting materials." The Proposal is misleading because (1) it is so vague and indefinite that neither the stockholders voting on the Proposal, nor the Company, would be able to determine with reasonable certainty exactly what action or measures would be required in the event the Proposal was adopted, and (2) it impugns the character, integrity and reputation of the directors serving on the Compensation Committee of the Company's Board of Directors (the "Compensation Committee") without factual foundation and contains other unsubstantiated misleading statements. Therefore, we believe the Proposal may be excluded under Rule 14a-8(i)(3).

1. The Proposal is vague and indefinite.

The Staff has recognized on a number of occasions that a proposal may be excluded under Rule 14a-8(i)(3) if it is so vague and indefinite that neither the stockholders voting on the proposal, nor the company, would be able to determine with reasonable certainty exactly what action or measures would be required in the event the proposal was adopted. *See e.g.*, Alcoa Inc. (December 24, 2002) (proposal requesting the "full implementation of these human rights standards"); Norfolk Southern Corporation (February 13, 2002) (proposal seeking to replace directors with candidates who are "with solid background, experience, and records of demonstrated performance in key managerial positions within the transportation industry"); CBRL Group, Inc. (September 6, 2001) (proposal seeking to have the company include a disclosure in its annual report "of all expenses relating to corporate monies being used for personal benefit of officers and directors"); IDACORP, Inc. (September 10, 2001) (proposal setting forth "particulars" and procedures for the "recall" of the board members); and Microlog Corporation (December 22, 1994) (proposal recommending restrictions on "bonuses, contributions to 401-K, issuance of options, or salary increases to all salaried employees, officers, or members of the Board of Directors if the Company's net earnings and net assets, without any deferred contingencies or compensation, do not exceed the average three month Federal Bill rate for the previous 12 months prior to the fiscal year").

We believe that the Proposal is similarly vague and indefinite in its mandate that stockholders must see "a reasonable rate of return on investment (based on Industry Standards) and must receive a dividend of not less than 30% of real Net income (after taxes and interest) paid quarterly to Stockholders of record." Specifically, the Proposal does not define the terms "reasonable rate of return" or "Industry Standards," each of which is subject to greatly differing interpretations. There is no "Industry Standard" for determining what constitutes a reasonable return on investment, and the suggestion that there is such a standard is itself misleading. Clearly, each stockholder would assess the Proposal to a large extent based on his or her own view of what constitutes a reasonable rate of return, such that, if the Proposal were approved, it would be impossible to know what rate of return stockholders expected before the Company could increase salaries or bonuses or make further option grants.

The Proposal also does not provide guidance on how to calculate "real net income," whether it should be calculated in accordance with generally accepted accounting principles or an alternative method. In addition, it is unclear from the language of the Proposal whether it seeks to restrict increases in compensation to only senior management or to both senior management and directors. The second paragraph of the Proposal begins with a statement that dividend payment must be made to stockholders before compensation increases are made to senior management *and* directors. However, the ending clause of that sentence only refers to senior management.

As the foregoing demonstrates, the stockholders are being asked to approve a Proposal that provides no guidance or standards as to what steps the Company should take in its implementation. Without such guidance or standards, the Company could potentially implement the Proposal in a way contrary to the intentions of the stockholders who voted for it. Accordingly, based on the reasons set forth above, we believe the Proposal to be so vague and indefinite as to be misleading within the scope of Rule 14a-9 and therefore subject to exclusion under Rule 14a-8(i)(3).

2. The Proposal impugns the character, integrity and reputation of certain directors without factual foundation and contains other unsubstantiated misleading statements.

Note (b) to Rule 14a-9 states that a statement may be considered misleading within the meaning of Rule 14a-9 if it "directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." The first paragraph of the Proposal states that "management has been given all sorts of Bonuses, Stock Options and salary increases by the Compensation Committee while the Company's profitability has been virtually nonexistent and as result the Stockholders have received nothing in the way of dividends or price appreciation for their investment...." This statement purports to state facts regarding conduct of the Compensation Committee and the Company's financial performance without any supporting evidence. By stating that management was "given all sorts of Bonuses, Stock Options and salary increases by the Compensation Committee," the Proposal implies that the directors serving on the Compensation Committee did not fulfill their fiduciary duties in determining management compensation and diverted investment return away from the stockholders. The Staff has permitted companies to exclude proposals in their entirety under Rule 14a-8(i)(3) if they impugn the character, integrity or reputation of directors without factual foundation. *See e.g.*, The Swiss Helvetia Fund, Inc. (April 3, 2001) (proposal implying that the board of directors of the fund violated, or may choose to violate, their fiduciary duty); and Phoenix Gold International, Inc. (November 21, 2000) (proposal implying that directors are not independent). We believe the Company similarly should be permitted to exclude the entire Proposal on this basis.

If the Staff does not concur with this position, we believe that, at a minimum, the first paragraph of the Proposal should be deleted. The Staff has indicated that, "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, we may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." Staff Legal Bulletin No. 14 (July 13, 2001). The first paragraph of the Proposal contains several misleading statements that will require extensive editing. In addition to the statement described in the above paragraph, the statement that "the Company's profitability has been virtually nonexistent" is unsupported and factually incorrect and should therefore be deleted. The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002 shows that the Company has had positive net income in fiscal years 1999 through 2002. Furthermore, the assertion that "stockholders have received nothing in the way of dividends or price appreciation for their investment" is not only unsupported but also inflammatory and should also be deleted. The Staff has concurred that a company may exclude portions of stockholder proposals and supporting statements from its proxy materials if they contain false and misleading statements or omit material facts necessary to make such proposals and supporting statements not false and misleading. *See e.g.*, Peoples Energy Corporation (November 3, 2002) (requiring deletion of a statement quoting director independence guidelines set forth by CalPERS); General Magic, Inc. (May 1, 2000) (permitting exclusion of entire proposal implying that the company promotes or tolerates dishonest and disrespectful conduct from the employees); CCBT Bancorp, Inc. (April 20, 1999) (requiring deletion of a statement implying that directors breached their fiduciary duties by making incomplete disclosure to and intimidating stockholders); and Phoenix (requiring deletion from a cumulative voting proposal of the phrase, "permitting outside shareholders the opportunity to elect a truly independent director"). Accordingly, we believe that, at a minimum, the first paragraph of the Proposal is misleading under Rule 14a-9 and may be excluded under Rule 14a-8(i)(3).

c. Rule 14a-8(i)(1) – The Proposal is improper under Delaware law

Rule 14a-8(i)(1) permits a company to exclude a stockholder proposal that, under the laws of the jurisdiction of the company's organization, is not a proper subject for action by stockholders. The Note to Rule 14a-8(i)(1) states that "some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders." The Staff has consistently concurred that a stockholder proposal which mandates or directs a company's board to take action is generally inconsistent with the discretionary authority granted to a board of directors pursuant to state law, and thus excludable under Rule 14a-8(i)(1). *See e.g.*, DCB Financial Corp. (March 5, 2003) (permitting exclusion of a proposal mandating the company's board to retain an investment bank unless the proposal is recast as a recommendation); American Electric Power Company, Inc. (February 18, 2003) (permitting exclusion of a proposal mandating the company's board to issue a report disclosing economic risks associated with the company's gas emissions unless the proposal is recast as a recommendation); and Alaska Air Group, Inc. (March 26, 2000) (permitting exclusion of a proposal mandating reinstatement of simple majority voting on all matters submitted to shareholder vote unless the proposal is recast as a recommendation). The Proposal states that the stockholders "*must* see a reasonable rate of return on investment (based on Industry Standards) and *must* receive a dividend of not less than 30% of real Net income" (*emphasis added*) before any awards are made to senior management or board members in the form of stock options, bonuses and salary increases. As evidenced by its language, the Proposal is not a request but rather a mandate for action by the Company's Board of Directors.

The Company is incorporated under Delaware law. A binding proposal to the board of directors of a Delaware corporation is inconsistent with Section 141(a) of the Delaware General Corporation Law ("DGCL") which entrusts the management of the business and affairs of the corporation to the board of directors. Section 141(a) of the DGCL states that "[t]he business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation." The Company's Certificate of Incorporation does not limit the board's statutory powers under Section 141(a) of the DGCL. Therefore, neither the Delaware law nor the Company's Certificate of Incorporation give the stockholders the authority to bind the board of directors in the manner envisioned by the Proposal. To the contrary, Section 170 of the DGCL grants to the directors of a Delaware corporation the authority to declare and pay dividends upon the shares of the corporation's capital stock. The legal power to declare and pay dividends rests solely with the board of directors. *See* Leibert v. Grinnell Corp., 194 A.2d 846 (Del. Ch. 1963).

In its adopting release for the Rule 14a-8(c)(1) (now Rule 14a-8(i)(1)), the Commission stated that, under state corporation statutes such as Section 141(a) of the DGCL, "the board may be considered to have exclusive discretion in corporate matters.... Accordingly, proposals by security holders that mandate or direct the board to take certain action may constitute unlawful intrusion on the board's discretionary authority under the typical statute." *See* SEC Release No. 34-12999 (November 22, 1976). The Release also stated that "mandatory dividend proposals would continue to be excludable under subparagraph (c)(1) of the revised rule, to the extent that they would intrude on the board's exclusive discretionary authority under the applicable state law to make decisions on dividends." Under Delaware law, decisions as to the manner of paying dividends and awarding bonuses, salary increases or stock options fall within the purview of the board of directors. If implemented, the Proposal would prevent the Company's directors from continuing to make determinations regarding the Company's dividend distributions as well as salary and bonus payments to the senior management and directors. Because the Proposal would improperly mandate that the Company's Board of Directors take certain actions, we believe the Proposal may be excluded from the Proxy Materials under Rule 14a-8(i)(1).

III. CONCLUSION

For the reasons set forth above, we believe the Company may exclude the Proposal from the Proxy Materials under Rules 14a-8(i)(13), (i)(3) and (i)(1), or any of them, and hereby request confirmation that the Staff will not recommend any enforcement action to the Commission if the Company so excludes the Proposal.

Please do not hesitate to contact the undersigned at (202) 637-5945 with any comments, questions or requests for additional information regarding the foregoing.

Sincerely,

Joseph E. Gilligan

cc: A. Suzanne Meszner-Eltrich, General Counsel, Cytyc Corporation
Marc E. Vincent

Enclosures: 6 copies of the Proposal
6 copies of all correspondence between the Company and Mr. Vincent

Exhibit A

1. Letters, dated November 15, 2003 and November 21, 2003, from Marc E. Vincent ("Mr. Vincent") to Cytyc Corporation (the "Company"). (Letter dated November 21, 2003 contains the Proposal.)

2. Letter, dated December 5, 2003, from the Company to Mr. Vincent relating to certain matters under Rule 14a-8(b)(2).

3. Letter, dated December 17, 2003, from Mr. Vincent to the Company relating to his beneficial ownership of the Company's common stock.

4. Letter, dated December 24, 2003, from the Company to Mr. Vincent relating to certain matters under Rule 14a-8(b)(2).

5. Letter, dated January 5, 2004, from E*TRADE Securities LLC, Mr. Vincent's broker, relating to Mr. Vincent's beneficial ownership of the Company's common stock.

Marc E. Vincent
22 Williamsburg Drive
Orange, CT. 06477

November 21, 2003

Cytyc Corporation
Office of the Secretary of the Corporation
85 Swanson Road
Boxborough, Mass. 01719

Attn: Susanne Meszner-Eltrich, Secretary

Dear Ms Meszner-Eltrich,

I would like to have the following resolution included in the Proxy Material for our next annual Stockholders Meeting.

To Whom It May Concern:

Whereas here-to-fore management has been given all sorts of Bonuses, Stock Options and salary increases by the Compensation Committee while the Company's profitability has been virtually nonexistent and as result the Stockholders have received nothing in the way of dividends or price appreciation for their investment, now therefore

BE IT RESOLVED:

Before any further awards be made to Senior Management or Board Members in the form of Stock Options, Bonuses or Salary increases, we as Stockholders must see a reasonable rate of return on investment (based on Industry Standards) and must receive a dividend of not less than **30% of real Net income** (after taxes and interest) paid quarterly to Stockholders of record **before** any Awards are made to Senior Management in the form bonuses, stock options and salary increases.

Stockholders have invested their hard earned money in this Company as has Pension Plans, Mutual Funds etc. all of whom are entitled to a reasonable return on their on their investment.

Please vote for this resolution

MEVincent, stockholder.

Marc E. Vincent
22 Williamsburg Drive
Orange.CT 06477

November 15,2003

Cytyc Corporation
Office of the Secretary of the Corp.
85 Swanson Road
Boxborough, Mass. 01719

Attn: A. Suzanne Meszner-Eltrich, Secretary

Gentlemen:

I am a stockholder of this company and have been for a long time with nothing to show for it since the stock has performed so poorly in the Market. All that seems to be happening is earnings accumulate; write-offs are taken to reduce taxes on those earnings and exorbitant bonuses are being awarded to top Management and directors.

In my opinion the stockholders are the last ones to be considered and they are not receiving anything near what they should be receiving in the way of cash dividends and/or stock price appreciation. In order to remind management that their obligation and responsibility is to generate a reasonable rate of return for the stockholder, I have prepared a resolution requiring the Corporation to distribute at least 30% of net income (after interest, taxes and depreciation) to the stockholders.. This would still leave the remaining 70% of earnings for future growth, research and cash flow needs.

I have enclosed a resolution to be presented at the next stockholders meeting and request the resolution be included with the proxy materiel to be sent to all stockholders. Of course I will be available for any questions you might have concerning the enclosed or the above.

Please acknowledge receipt of this letter and the enclosed resolution *on the extra copy of this letter and return it to me for my files.

Sincerely yours,

Marc E. Vincent, Stockholder.

Marc E. Vincent
Enclosure (1)
jbc

NOV

December 5, 2003

By Registered Mail, Return Receipt Requested

2

Mr. Marc E. Vincent
22 Williamsburg Drive
Orange, CT 06477

Re: Shareholder Proposal

Dear Mr. Vincent:

We have received your letters dated November 15 and 21, 2003 addressed to me. Those letters were received at Cytyc Corporation (the "Company") on November 25, 2003. A copy of each of these documents is enclosed.

In accordance with Rule 14a-8(f) under the Securities Exchange Act of 1934, we are hereby notifying you that you have failed to meet two of the eligibility and procedural requirements of Rule 14a-8. First, you have not sent us information verifying that you have continuously held at least $2,000 in market value, or 1%, of the Company's common stock for at least one year by the date you submitted the proposal. Our records do not list you as a registered holder of the Company's common stock. If you are not a registered holder (for instance, if your shares are held in your broker's name), Rule 14a-8(b)(2) (Question 2), a copy of which is enclosed, tells you how to establish your eligibility to submit a proposal. Second, you need to provide us with a statement that you intend to continue to hold your shares of the Company's common stock through the date of the 2004 annual meeting of the Company's stockholders.

This problem must be corrected and the requested information furnished to us electronically or mailed to us postmarked no later than 14 days from the date you receive this letter. If you do not do so, we may exclude your proposal from our proxy materials. To transmit your reply electronically, please reply to my attention at the following fax number: (978) 266-3188 or e-mail at suzanne.meszner-eltrich@cytyc.com; to reply by mail or courier, please send your reply to my attention at Cytyc Corporation, 85 Swanson Road, Boxborough, Massachusetts 01719.

Please call me at (978) 266-3185 if you have any questions. We appreciate your interest in the Company.

Very truly yours,

A. Suzanne Meszner-Eltrich
Vice President, General Counsel and
Secretary

Enclosures

Marc E. Vincent
22 Williamsburg Drive
Orange,CT 06477

November 15,2003

Cytyc Corporation
Office of the Secretary of the Corp.
85 Swanson Road
Boxborough, Mass. 01719

Attn: A. Suzanne Meszner-Eltrich, Secretary

Gentlemen:

I am a stockholder of this company and have been for a long time with nothing to show for it since the stock has performed so poorly in the Market. All that seems to be happening is earnings accumulate; write-offs are taken to reduce taxes on those earnings and exorbitant bonuses are being awarded to top Management and directors.

In my opinion the stockholders are the last ones to be considered and they are not receiving anything near what they should be receiving in the way of cash dividends and/or stock price appreciation. In order to remind management that their obligation and responsibility is to generate a reasonable rate of return for the stockholder, I have prepared a resolution requiring the Corporation to distribute at least 30% of net income (after interest, taxes and depreciation) to the stockholders.. This would still leave the remaining 70% of earnings for future growth, research and cash flow needs.

I have enclosed a resolution to be presented at the next stockholders meeting and request the resolution be included with the proxy materiel to be sent to all stockholders. Of course I will be available for any questions you might have concerning the enclosed or the above.

Please acknowledge receipt of this letter and the enclosed resolution *on the extra copy of this letter and return it to me for my files.

Sincerely yours,

Marc E. Vincent, Stockholder.

Marc E. Vincent
Enclosure (1)
jbc

NOV 2

Marc E. Vincent
22 Williamsburg Drive
Orange, CT. 06477

November 21, 2003

Cytyc Corporation
Office of the Secretary of the Corporation
85 Swanson Road
Boxborough, Mass. 01719

Attn: Susanne Meszner-Eltrich, Secretary

Dear Ms Meszner-Eltrich,

I would like to have the following resolution included in the Proxy Material for our next annual Stockholders Meeting.

To Whom It May Concern:

Whereas here-to-fore management has been given all sorts of Bonuses, Stock Options and salary increases by the Compensation Committee while the Company's profitability has been virtually nonexistent and as result the Stockholders have received nothing in the way of dividends or price appreciation for their investment, now therefore

BE IT RESOLVED:

Before any further awards be made to Senior Management or Board Members in the form of Stock Options, Bonuses or Salary increases, we as Stockholders must see a reasonable rate of return on investment (based on Industry Standards) and must receive a dividend of not less than **30% of real Net income** (after taxes and interest) paid quarterly to Stockholders of record **before** any Awards are made to Senior Management in the form bonuses, stock options and salary increases.

Stockholders have invested their hard earned money in this Company as has Pension Plans, Mutual Funds etc. all of whom are entitled to a reasonable return on their on their investment.

Please vote for this resolution

M.E. Vincent, stockholder.

(3)

Marc E. Vincent
22 Williamsburg
Orange, Ct. 06477

December 17, 2003

A. Suzanne Meszner-Eltrich, Esq.
Vice President, General Counsel and
Secretary
CYTYC Corp.
85 Swanson Road
Boxbourough, MA 01719

Dear Mrs. Meszner-Eltrich,

This will acknowledge your letter dated December 5, 2003 outlining Rule 14a-8(f) and the need of further information concerning my ownership of CYTYC stock. However, a copy of Rule 14a-8(f) was not enclosed.

In any event, be advised I currently own 200 shs of CYTYC in my IRA account #5059-5587 at E*Trade which I have held for more than one year and will continue to hold them through the date of the 2004 annual meeting. I also hold 1,400 shs in a joint account with my wife, Elizabeth, account #1253-5336 also held at E*Trade; 1,000 of which have been held for more than one year. We also will continue to hold them through the date of the 2004 annual meeting. Copies of current statements are enclosed for your files.

I have requested a formal letter from E*Trade verifying our ownership in CYTYC stock but to date I have not received it and due to the short time frame outlined in your letter, I am writing to you with the above information to be on record that I have responded within the short 14 day time frame. As soon as I receive the confirming letter from E*Trade I will forward it to you for you files.

Should you need further documentation or information, please feel Free to contact me.

Sincerely yours,

Marc E. Vincent

Marc E. Vincent
Enclosures (2)

DEC 1 9 2003

E*TRADE Securities LLC
10877 White Rock Road
Rancho Cordova, CA 95670
1-800-786-2575 Member NASD/SIPC

Sweep Deposit Account is a bank deposit account at an affiliate, E*TRADE Bank, a Federal savings bank, Member FDIC. Bank deposits are FDIC-insured up to $100,000.

Account Statement

Please refer to the Terms and Conditions link for a complete discussion of terms and conditions governing your account.

For the account of:
ELIZABETH S VINCENT &
MARC E VINCENT JTWROS
22 WILLIAMSBURG DRIVE
ORANGE CT 06477

PRINT - FRIENDLY VERSION | Terms & Conditions   What do you want to see

Account Number	For the Period
1253-5336	11-01-03 Through 11-30-03

Account Value Summary

Description	Amount
Total Account Valuation	
This statement's closing equity	$444,044.27
Last statement's closing equity	431,604.37
Net Change in Equity	**$12,439.90**
Security Values-not a deposit-not FDIC-insured-may lose value	$
Stocks Long	438,791.45
Options Long	3,700.00
Total Long Value	442,491.45
Net Market Value	**$442,491.45**
Closing Money Balances	
Money Market Funds	$6,389.31
Cash	(4,836.49)
Net Closing Money Balances	**$1,552.82**

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Income & Expense Summary

Description	Current Period	Year to Date
Dividends (Taxable)	$ 180.25	$ 2,441.14
Dividends (Non-Taxable)	0.28	12.39
Interest (Non-Taxable)	0.00	609.38
Net Income	**$180.53**	**$3,062.91**

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Money Activity Summary

Description	Amount
Combined Opening Balance	**$7,987.87**
Debits	
Securities Bought	(41,877.94)
Other Debits	(20.00)
Total Debits	**$(41,897.94)**
Credits	
Securities Sold	35,282.36
Dividend and Interest Income	180.53
Total Credits	**$35,462.89**
Combined Closing Balance	**$1,552.82**

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Daily Account Activity

Investment Activity·not a deposit·not FDIC–insured·may lose value

Acct Type	Activity/ Trade Date	Transaction	Qty	Description	Price	Debit	Credit
SECURITIES BOUGHT & SOLD							
Cash	11/17/03	Sold	(600)	HCA INC	40.3600		24,204.87
Cash	11/18/03	Bought	200	AMERICAN EXPRESS COMPANY	44.1000	8,829.99	
Cash	11/18/03	Bought	110	BIOGEN IDEC INC	35.5000	3,914.99	
Cash	11/18/03	Bought	300	MICROSOFT CORP	25.3300	7,608.99	
Cash	11/18/03	Bought	200	SCIENTIFIC ATLANTA INC	28.0000	5,609.99	
Cash	11/25/03	Bought	300	AMERICAN PHARM PARTNERS INC	35.8100	10,752.99	
Cash	11/25/03	Bought	150	INTL GAME TECHNOLOGY	34.3400	5,160.99	
				KNIGHT			

Cash	11/25/03	Sold	(800)	TRADING GROUP INC CL A	13.8600		11,077.49
DIVIDEND AND INTEREST							
Cash	11/03/03	Dividend		BRISTOL MYERS SQUIBB CO 110303 400			112.00
Cash	11/03/03	Dividend		TYCO INTL LTD NEW 110103 500			6.25
Cash	11/03/03	Dividend		DARDEN RESTAURANTS INC 110103 300			12.00
Cash	11/17/03	Dividend		ENERGY EAST CORP 111503 200			50.00
Cash	11/28/03	Dividend		E*TRADE Municipal Mny Mkt			0.28
OTHER DEBITS & CREDITS							
Cash	11/14/03	Charge		REORG SERVICE CHARGE BIOGEN IDEC INC		20.00	
OTHER ACTIVITY							
Cash	11/14/03	Merger	690	BIOGEN IDEC INC FMGR FR BIOGEN INC MASS @ 1.15		0.00	
Cash	11/14/03	Merger	(600)	BIOGEN INC MASS CHG		0.00	
MONEY FUND ACTIVITY							
				OPENING BALANCE			6,652.41
Cash	11/03/03	Redeemed		E*TRADE Municipal Mny Mkt		2,201.20	
Cash	11/04/03	Redeemed		E*TRADE Municipal Mny Mkt		3,872.74	
Cash	11/05/03	Purchased		E*TRADE Municipal Mny Mkt			7,539.65
Cash	11/17/03	Redeemed		E*TRADE Municipal Mny Mkt		20.00	
Cash	11/21/03	Redeemed		E*TRADE Municipal Mny		1,709.09	

			Mkt	
Cash	11/28/03	Reinvest Div	E*TRADE Municipal Mny Mkt	0.28

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Account Positions

Qty Long (Short)	Acct Type	Security Description	Symbol/ CUSIP	Price	Mkt. Value Long (Short)	Total Portfolio %	Div / CPN Yield	Estimated Annualized Income
Stocks Long								
1,000	Cash	AGERE SYSTEMS INC CL A	AGR/A	3.5400	3,540.00	0.80		
1,000	Cash	AGERE SYSTEMS INC CL B	AGR/B	3.3800	3,380.00	0.76		
200	Cash	ALCON INC	ACL	58.1700	11,634.00	2.63	0.388	45.00
200	Cash	AMERICAN EXPRESS COMPANY	AXP	45.7100	9,142.00	2.07	0.875	80.00
300	Cash	AMERICAN PHARM PARTNERS INC	APPX	36.0400	10,812.00	2.44		
200	Cash	AMGEN INC	AMGN	57.6200	11,524.00	2.60		
500	Cash	ANALEX CORP	NLX	3.4500	1,725.00	0.39		
1,300	Cash	AT&T WIRELESS SERVICES INC	AWE	7.5000	9,750.00	2.20		
500	Cash	B M C SOFTWARE INC	BMC	16.6300	8,315.00	1.88		
800	Cash	BIOGEN IDEC INC	BIIB	38.1800	30,544.00	6.90		
400	Cash	COMPUTER SCIENCES CORP	CSC	41.4000	16,560.00	3.74		
1,400	Cash	CYTYC CORP	CYTC	12.9400	18,116.00	4.09		
300	Cash	DARDEN RESTAURANTS INC	DRI	20.7100	6,213.00	1.40	0.386	24.00
500	Cash	DELPHI CORP	DPH	8.7800	4,390.00	0.99	3.189	140.00
300	Cash	FOREST LABS INC COMMON	FRX	54.6400	16,392.00	3.70		
1,800	Cash	GENAERA CORP	GENR	3.8200	6,876.00	1.55		
1,900	Cash	GLOBAL CROSSING LTD	GBLXQ	0.0255	48.45	0.01		
1,000	Cash	HEALTHSOUTH CORP	HLSH	4.1900	4,190.00	0.95		

1,300	Cash	HEWLETT-PACKARD COMPANY	HPQ	21.7400	28,262.00	6.39	1.471	416.00
350	Cash	INTL GAME TECHNOLOGY	IGT	34.6900	12,141.50	2.74	1.153	140.00
1,900	Cash	JDS UNIPHASE CORP	JDSU	3.4400	6,536.00	1.48		
300	Cash	JOHNSON & JOHNSON COMMON	JNJ	49.3000	14,790.00	3.34	1.947	288.00
1,000	Cash	KNIGHT TRADING GROUP INC CL A	NITE	14.4300	14,430.00	3.26		
900	Cash	LSI LOGIC CORP	LSI	9.4100	8,469.00	1.91		
3,500	Cash	LUCENT TECHNOLOGIES INC	LU	3.2000	11,200.00	2.53		
200	Cash	MEDTRONIC INC	MDT	45.2000	9,040.00	2.04	0.641	58.00
300	Cash	MICROSOFT CORP	MSFT	25.7100	7,713.00	1.74	0.622	48.00
600	Cash	NEXTEL COMMUNICTNS CL A	NXTL	25.3300	15,198.00	3.43		
400	Cash	NOKIA CORP SPONS ADR	NOK	17.9800	7,192.00	1.63	1.435	103.00
1,000	Cash	NORTEL NETWORKS CRP NEW	NT	4.5100	4,510.00	1.02		
1,100	Cash	ORACLE CORP	ORCL	12.0200	13,222.00	2.99		
600	Cash	PFIZER INCORPORATED	PFE	33.5700	20,142.00	4.55	1.787	360.00
500	Cash	PROXYMED INC NEW	PILL	16.4000	8,200.00	1.86		
3,200	Cash	RITE AID CORPORATION	RAD	6.1500	19,680.00	4.45		
1,000	Cash	SCIENTIFIC ATLANTA INC	SFA	28.8800	28,880.00	6.53	0.138	40.00
3,000	Cash	SUN MICROSYSTEMS INC	SUNW	4.2600	12,780.00	2.89		
150	Cash	TEVA PHARMACEUTICAL INDS LTD ADR	TEVA	60.1900	9,028.50	2.04	0.383	34.00
500	Cash	TYCO INTL LTD NEW	TYC	22.9500	11,475.00	2.59	0.217	25.00
300	Cash	WEBMD CORP	HLTH	9.1700	2,751.00	0.62		
Total Security Value - Stocks Long					**$438,791.45**	**99.16**		**$1,801.00**

Options Long							
20	Cash	CALL CYTYC CORP $12.50 EXP 02/21/04	YQKBV	1.2000	2,400.00	0.54	
10	Cash	CALL JOHNSON & JOHNSON $50 EXP 01/17/04	JNJAJ	1.3000	1,300.00	0.29	
Total Security Value - Options Long					**$3,700.00**	**0.84**	
Total Long Value					**$442,491.45**	**100.00**	**$1,801.00**

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Other Information

Current rates as of 11/30/03	
Credit Interest Checking	
$0 - $2500	.00%APY
$2500+	.20%APY
Credit Interest Plus	
$0 - $2500	0.00%APY
$2500+	0.08%APY
E*TRADE Municipal Mny Mkt	.05%APY
Margin Interest Rates	
Less than $50,000	8.99%
$50,000 to $99,999.99	7.99%
$100,000 to $249,999.99	6.99%
$250,000 and above	5.99%

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E*TRADE Clearing LLC (ETC), member NYSE/NASD/SIPC, carries your account and acts as your custodian for funds and securities deposited with us directly by you, through E*TRADE Securities or as a result of transactions we process for your account. Any inquiry regarding positions and balances only, may be directed to ETC at 916-884-8399. All other inquiries regarding your account or the activity therein should be directed to E*TRADE Securities LLC.

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December

Portfolio: 5059-5587 IRA

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Market Value: $81,240.95 (N/A)

DJIA 10,129.56 +0.00 Nasdaq

Symbol		Current Price	Change $	Change %	Day's Gain	Qty	Price Paid	Total Gain $	Total Gain %	Market V
AGR.A	Buy / Sell	2.84	0.00	0.00%	$0.00	10	$0.00	$28.40	...	$:
AGR.B	Buy / Sell	2.67	0.00	0.00%	$0.00	251	$0.00	$670.17	...	$67
AMHC	Buy / Sell	47.16	0.00	0.00%	$0.00	200	$0.00	$9,432.00	...	$9.4
AWE	Buy / Sell	7.16	0.00	0.00%	$0.00	193	$0.00	$1,381.88	...	$1,3
BIIB	Buy / Sell	36.77	0.00	0.00%	$0.00	172	$0.00	$6,324.44	...	$6,3
BMET	Buy / Sell	36.90	0.00	0.00%	$0.00	150	$0.00	$5,535.00	...	$5,5
CMCSA	Buy / Sell	31.95	-0.02	-0.06%	-$3.88	194	$0.00	$6,198.30	...	$6.1
CYTC	Buy / Sell	13.85	0.00	0.00%	$0.00	200	$0.00	$2,770.00	...	$2,7
EDS	Buy / Sell	22.70	0.00	0.00%	$0.00	100	$0.00	$2,270.00	...	$2,2
GLW	Buy / Sell	10.24	0.00	0.00%	$0.00	500	$0.00	$5,120.00	...	$5.1
HPQ	Buy / Sell	22.11	0.00	0.00%	$0.00	63	$0.00	$1,392.93	...	$1,3
INTC	Buy / Sell	30.34	0.08	0.26%	$8.00	100	$0.00	$3,034.00	...	$3,0
JDSU	Buy / Sell	3.40	-0.00	-0.12%	-$1.20	300	$0.00	$1,020.00	...	$1,0
MOT	Buy / Sell	13.33	0.00	0.00%	$0.00	100	$0.00	$1,333.00	...	$1,3
MSFT	Buy / Sell	27.06	0.00	0.00%	$0.00	200	$0.00	$5,412.00	...	$5,4
MYL	Buy / Sell	25.18	0.00	0.00%	$0.00	225	$0.00	$5,665.50	...	$5,6
NVDA	Buy / Sell	20.70	0.00	0.00%	$0.00	200	$0.00	$4,140.00	...	$4.1
PCW	Buy / Sell	6.45	0.00	0.00%	$0.00	40	$0.00	$258 00	...	$2
PCWLE	Buy / Sell	0.64	0.00	0.00%	$0.00	200	$0.00	$128.00	...	$1
PHFR	Buy / Sell	0.69	0.00	0.00%	$0.00	1,500	$0.00	$1,035.00	...	$1.0
RAD	Buy / Sell	6.01	0.00	0.00%	$0.00	500	$0.00	$3,005.00	...	$3.0
T	Buy / Sell	18.97	0.00	0.00%	$0.00	120	$0.00	$2,276.40	...	$2,2
THC	Buy / Sell	14.84	0.00	0.00%	$0.00	75	$0.00	$1,113.00	...	$1.1
TWX	Buy / Sell	17.53	0.00	0.00%	$0.00	300	$0.00	$5,259.00	...	$5,2
WMT	Buy / Sell	51.39	0.09	0.18%	$9.00	100	$0.00	$5,139.00	...	$5,1

CYTYC
corporation

(4)

December 24, 2003

By Registered Mail, Return Receipt Requested

Mr. Marc E. Vincent
22 Williamsburg Drive
Orange, CT 06477

Re: Shareholder Proposal

Dear Mr. Vincent:

We have received your letter dated December 17, 2003 addressed to me. This letter was received at Cytyc Corporation (the "Company") on December 19, 2003. A copy is enclosed.

We apologize for not including with our previous letter to you dated December 5, 2003 a copy of Rule 14a-8 as we had undertaken to do in the letter. We have included a copy of Rule 14a-8 herewith.

In accordance with Rule 14a-8(f) under the Securities Exchange Act of 1934, we also are hereby notifying you that you have still failed to meet one of the eligibility and procedural requirements set forth in Rule 14a-8. Specifically, you have not sent us information verifying that you have continuously held at least $2,000 in market value, or 1%, of the Company's common stock for at least one year by the date you submitted your shareholder proposal. Our records do not list you as a registered holder of the Company's common stock and, based on your letter, it appears that you are stating you are not a registered holder. If you are not a registered holder, Rule 14a-8(b)(2) (Question 2), a copy of which is enclosed, tells you how to establish your eligibility to submit a proposal. The account statements you previously submitted to us with your letter dated December 17, 2003 do not establish that you continuously held the securities for at least one year by the date you submitted your proposal.

However, because we failed to include a copy of Rule 14a-8 with our prior letter, the Company will provide you with an additional 7 days from the date you receive this letter to correct this problem. This problem must be corrected and the requested information furnished to us electronically or mailed to us postmarked no later than 7 days from the date you receive this letter. If you do not do so, we may exclude your proposal from our proxy materials. To transmit your reply electronically, please reply to my attention at the following fax number: (978) 266-2266 or e-mail at suzanne.meszner-eltrich@cytyc.com; to reply by mail or courier, please send your reply to my attention at Cytyc Corporation, 85 Swanson Road, Boxborough, Massachusetts 01719.

Please call me at (978) 266-3185 if you have any questions. We appreciate your interest in the Company.

Very truly yours,

A. Suzanne Meszner-Eltrich
Vice President, General Counsel and Secretary

Enclosures

SENDER: *COMPLETE THIS SECTION*

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to:

MARC E. VINCENT
22 WILLIAMSBORG DR.
ORANGE, CT 06477

COMPLETE THIS SECTION ON DELIVERY

A. Signature
X [signature] ☐ Agent ☐ Addressee

B. Received by (Printed Name) [illegible]

C. Date of Delivery 12/29/03

D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

3. Service Type
☐ Certified Mail ☐ Express Mail
☒ Registered ☐ Return Receipt for Merchandise
☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? *(Extra Fee)* ☐ Yes

2. Article Number
(Transfer from service label)

PS Form 3811, August 2001 Domestic Return Receipt 102595-02-M-1540

Marc E. Vincent
22 Williamsburg
Orange, Ct. 06477

December 17, 2003

A. Suzanne Meszner-Eltrich, Esq.
Vice President, General Counsel and
Secretary
CYTYC Corp.
85 Swanson Road
Boxbourough, MA 01719

Dear Mrs. Meszner-Eltrich,

This will acknowledge your letter dated December 5, 2003 outlining Rule 14a-8(f) and the need of further information concerning my ownership of CYTYC stock. However, a copy of Rule 14a-8(f) was not enclosed.

In any event, be advised I currently own 200 shs of CYTYC in my IRA account #5059-5587 at E*Trade which I have held for more than one year and will continue to hold them through the date of the 2004 annual meeting. I also hold 1,400 shs in a joint account with my wife, Elizabeth, account #1253-5336 also held at E*Trade; 1,000 of which have been held for more than one year. We also will continue to hold them through the date of the 2004 annual meeting. Copies of current statements are enclosed for your files.

I have requested a formal letter from E*Trade verifying our ownership in CYTYC stock but to date I have not received it and due to the short time frame outlined in your letter, I am writing to you with the above information to be on record that I have responded within the short 14 day time frame. As soon as I receive the confirming letter from E*Trade I will forward it to you for you files.

Should you need further documentation or information, please feel Free to contact me.

Sincerely yours,

Marc E Vincent

Marc E. Vincent
Enclosures (2)

DEC 1 9 2003

E*TRADE Securities LLC
10877 White Rock Road
Rancho Cordova, CA 95670
1-800-786-2575 Member NASD/SIPC

Sweep Deposit Account is a bank deposit account at an affiliate, E*TRADE Bank, a Federal savings bank, Member FDIC. Bank deposits are FDIC-insured up to $100,000.

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View
Req

Account Statement

Please refer to the Terms and Conditions link for a complete discussion of terms and conditions governing your account.

For the account of:
ELIZABETH S VINCENT &
MARC E VINCENT JTWROS
22 WILLIAMSBURG DRIVE
ORANGE CT 06477

PRINT - FRIENDLY VERSION | Terms & Conditions   What do you want to see

Account Number	For the Period
1253-5336	11-01-03 Through 11-30-03

Account Value Summary

Description	Amount
Total Account Valuation	
This statement's closing equity	$444,044.27
Last statement's closing equity	431,604.37
Net Change in Equity	**$12,439.90**
Security Values·not a deposit·not FDIC–insured·may lose value	
Stocks Long	$ 438,791.45
Options Long	3,700.00
Total Long Value	442,491.45
Net Market Value	**$442,491.45**
Closing Money Balances	
Money Market Funds	$6,389.31
Cash	(4,836.49)
Net Closing Money Balances	**$1,552.82**

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Income & Expense Summary

Description	Current Period	Year to Date
Dividends (Taxable)	$ 180.25	$ 2,441.14
Dividends (Non-Taxable)	0.28	12.39
Interest (Non-Taxable)	0.00	609.38
Net Income	**$180.53**	**$3,062.91**

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Money Activity Summary

Description	Amount
Combined Opening Balance	**$7,987.87**
Debits	
Securities Bought	(41,877.94)
Other Debits	(20.00)
Total Debits	**$(41,897.94)**
Credits	
Securities Sold	35,282.36
Dividend and Interest Income	180.53
Total Credits	**$35,462.89**
Combined Closing Balance	**$1,552.82**

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Daily Account Activity

Investment Activity·not a deposit·not FDIC–insured·may lose value

Acct Type	Activity/ Trade Date	Transaction	Qty	Description	Price	Debit	Credit
SECURITIES BOUGHT & SOLD							
Cash	11/17/03	Sold	(600)	HCA INC	40.3600		24,204.87
Cash	11/18/03	Bought	200	AMERICAN EXPRESS COMPANY	44.1000	8,829.99	
Cash	11/18/03	Bought	110	BIOGEN IDEC INC	35.5000	3,914.99	
Cash	11/18/03	Bought	300	MICROSOFT CORP	25.3300	7,608.99	
Cash	11/18/03	Bought	200	SCIENTIFIC ATLANTA INC	28.0000	5,609.99	
Cash	11/25/03	Bought	300	AMERICAN PHARM PARTNERS INC	35.8100	10,752.99	
Cash	11/25/03	Bought	150	INTL GAME TECHNOLOGY	34.3400	5,160.99	
				KNIGHT			

Cash	11/25/03	Sold	(800)	TRADING GROUP INC CL A	13.8600		11,077.49
DIVIDEND AND INTEREST							
Cash	11/03/03	Dividend		BRISTOL MYERS SQUIBB CO 110303 400			112.00
Cash	11/03/03	Dividend		TYCO INTL LTD NEW 110103 500			6.25
Cash	11/03/03	Dividend		DARDEN RESTAURANTS INC 110103 300			12.00
Cash	11/17/03	Dividend		ENERGY EAST CORP 111503 200			50.00
Cash	11/28/03	Dividend		E*TRADE Municipal Mny Mkt			0.28
OTHER DEBITS & CREDITS							
Cash	11/14/03	Charge		REORG SERVICE CHARGE BIOGEN IDEC INC		20.00	
OTHER ACTIVITY							
Cash	11/14/03	Merger	690	BIOGEN IDEC INC FMGR FR BIOGEN INC MASS @ 1.15		0.00	
Cash	11/14/03	Merger	(600)	BIOGEN INC MASS CHG		0.00	
MONEY FUND ACTIVITY							
				OPENING BALANCE			6,652.41
Cash	11/03/03	Redeemed		E*TRADE Municipal Mny Mkt		2,201.20	
Cash	11/04/03	Redeemed		E*TRADE Municipal Mny Mkt		3,872.74	
Cash	11/05/03	Purchased		E*TRADE Municipal Mny Mkt			7,539.65
Cash	11/17/03	Redeemed		E*TRADE Municipal Mny Mkt		20.00	
Cash	11/21/03	Redeemed		E*TRADE Municipal Mny		1,709.09	

			Mkt	
Cash	11/28/03	Reinvest Div	E*TRADE Municipal Mny Mkt	0.28

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Account Positions

Qty Long (Short)	Acct Type	Security Description	Symbol/ CUSIP	Price	Mkt. Value Long (Short)	Total Portfolio %	Div / CPN Yield	Estimated Annualized Income
Stocks Long								
1,000	Cash	AGERE SYSTEMS INC CL A	AGR/A	3.5400	3,540.00	0.80		
1,000	Cash	AGERE SYSTEMS INC CL B	AGR/B	3.3800	3,380.00	0.76		
200	Cash	ALCON INC	ACL	58.1700	11,634.00	2.63	0.388	45.00
200	Cash	AMERICAN EXPRESS COMPANY	AXP	45.7100	9,142.00	2.07	0.875	80.00
300	Cash	AMERICAN PHARM PARTNERS INC	APPX	36.0400	10,812.00	2.44		
200	Cash	AMGEN INC	AMGN	57.6200	11,524.00	2.60		
500	Cash	ANALEX CORP	NLX	3.4500	1,725.00	0.39		
1,300	Cash	AT&T WIRELESS SERVICES INC	AWE	7.5000	9,750.00	2.20		
500	Cash	B M C SOFTWARE INC	BMC	16.6300	8,315.00	1.88		
800	Cash	BIOGEN IDEC INC	BIIB	38.1800	30,544.00	6.90		
400	Cash	COMPUTER SCIENCES CORP	CSC	41.4000	16,560.00	3.74		
1,400	Cash	CYTYC CORP	CYTC	12.9400	18,116.00	4.09		
300	Cash	DARDEN RESTAURANTS INC	DRI	20.7100	6,213.00	1.40	0.386	24.00
500	Cash	DELPHI CORP	DPH	8.7800	4,390.00	0.99	3.189	140.00
300	Cash	FOREST LABS INC COMMON	FRX	54.6400	16,392.00	3.70		
1,800	Cash	GENAERA CORP	GENR	3.8200	6,876.00	1.55		
1,900	Cash	GLOBAL CROSSING LTD	GBLXQ	0.0255	48.45	0.01		
1,000	Cash	HEALTHSOUTH CORP	HLSH	4.1900	4,190.00	0.95		

1,300	Cash	HEWLETT-PACKARD COMPANY	HPQ	21.7400	28,262.00	6.39	1.471	416.00
350	Cash	INTL GAME TECHNOLOGY	IGT	34.6900	12,141.50	2.74	1.153	140.00
1,900	Cash	JDS UNIPHASE CORP	JDSU	3.4400	6,536.00	1.48		
300	Cash	JOHNSON & JOHNSON COMMON	JNJ	49.3000	14,790.00	3.34	1.947	288.00
1,000	Cash	KNIGHT TRADING GROUP INC CL A	NITE	14.4300	14,430.00	3.26		
900	Cash	LSI LOGIC CORP	LSI	9.4100	8,469.00	1.91		
3,500	Cash	LUCENT TECHNOLOGIES INC	LU	3.2000	11,200.00	2.53		
200	Cash	MEDTRONIC INC	MDT	45.2000	9,040.00	2.04	0.641	58.00
300	Cash	MICROSOFT CORP	MSFT	25.7100	7,713.00	1.74	0.622	48.00
600	Cash	NEXTEL COMMUNICTNS CL A	NXTL	25.3300	15,198.00	3.43		
400	Cash	NOKIA CORP SPONS ADR	NOK	17.9800	7,192.00	1.63	1.435	103.00
1,000	Cash	NORTEL NETWORKS CRP NEW	NT	4.5100	4,510.00	1.02		
1,100	Cash	ORACLE CORP	ORCL	12.0200	13,222.00	2.99		
600	Cash	PFIZER INCORPORATED	PFE	33.5700	20,142.00	4.55	1.787	360.00
500	Cash	PROXYMED INC NEW	PILL	16.4000	8,200.00	1.86		
3,200	Cash	RITE AID CORPORATION	RAD	6.1500	19,680.00	4.45		
1,000	Cash	SCIENTIFIC ATLANTA INC	SFA	28.8800	28,880.00	6.53	0.138	40.00
3,000	Cash	SUN MICROSYSTEMS INC	SUNW	4.2600	12,780.00	2.89		
150	Cash	TEVA PHARMACEUTICAL INDS LTD ADR	TEVA	60.1900	9,028.50	2.04	0.383	34.00
500	Cash	TYCO INTL LTD NEW	TYC	22.9500	11,475.00	2.59	0.217	25.00
300	Cash	WEBMD CORP	HLTH	9.1700	2,751.00	0.62		
Total Security Value - Stocks Long					**$438,791.45**	**99.16**		**$1,801.00**

Options Long							
20	Cash	CALL CYTYC CORP $12.50 EXP 02/21/04	YQKBV	1.2000	2,400.00	0.54	
10	Cash	CALL JOHNSON & JOHNSON $50 EXP 01/17/04	JNJAJ	1.3000	1,300.00	0.29	
Total Security Value - Options Long					**$3,700.00**	**0.84**	
Total Long Value					**$442,491.45**	**100.00**	**$1,801.00**

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Other Information

Current rates as of 11/30/03	
Credit Interest Checking	
$0 - $2500	.00%APY
$2500+	.20%APY
Credit Interest Plus	
$0 - $2500	0.00%APY
$2500+	0.08%APY
E*TRADE Municipal Mny Mkt	.05%APY
Margin Interest Rates	
Less than $50,000	8.99%
$50,000 to $99,999.99	7.99%
$100,000 to $249,999.99	6.99%
$250,000 and above	5.99%

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E*TRADE Clearing LLC (ETC), member NYSE/NASD/SIPC, carries your account and acts as your custodian for funds and securities deposited with us directly by you, through E*TRADE Securities or as a result of transactions we process for your account. Any inquiry regarding positions and balances only, may be directed to ETC at 916-864-8399. All other inquiries regarding your account or the activity therein should be directed to E*TRADE Securities LLC.

Portfolio: 5059-5587 IRA

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Market Value: $81,240.95 (N/A)

DJIA 10,129.56 +0.00 Nasdaq

Symbol		Current Price	Change $	Change %	Day's Gain	Qty	Price Paid	Total Gain $	Total Gain %	Market V
AGR.A	Buy / Sell	2.84	0.00	0.00%	$0.00	10	$0.00	$28.40	...	$
AGR.B	Buy / Sell	2.67	0.00	0.00%	$0.00	251	$0.00	$670.17	...	$67
AMHC	Buy / Sell	47.16	0.00	0.00%	$0.00	200	$0.00	$9,432.00	...	$9,4
AWE	Buy / Sell	7.16	0.00	0.00%	$0.00	193	$0.00	$1,381.86	...	$1,3
BIIB	Buy / Sell	36.77	0.00	0.00%	$0.00	172	$0.00	$6,324.44	...	$6,3
BMET	Buy / Sell	36.90	0.00	0.00%	$0.00	150	$0.00	$5,535.00	...	$5,5
CMCSA	Buy / Sell	31.95	-0.02	-0.06%	-$3.88	194	$0.00	$6,198.30	...	$6,1
CYTC	Buy / Sell	13.85	0.00	0.00%	$0.00	200	$0.00	$2,770.00	...	$2,7
EDS	Buy / Sell	22.70	0.00	0.00%	$0.00	100	$0.00	$2,270.00	...	$2,2
GLW	Buy / Sell	10.24	0.00	0.00%	$0.00	500	$0.00	$5,120.00	...	$5,1
HPQ	Buy / Sell	22.11	0.00	0.00%	$0.00	63	$0.00	$1,392.93	...	$1,3
INTC	Buy / Sell	30.34	0.08	0.26%	$8.00	100	$0.00	$3,034.00	...	$3,0
JDSU	Buy / Sell	3.40	-0.00	-0.12%	-$1.20	300	$0.00	$1,020.00	...	$1,0
MOT	Buy / Sell	13.33	0.00	0.00%	$0.00	100	$0.00	$1,333.00	...	$1,3
MSFT	Buy / Sell	27.06	0.00	0.00%	$0.00	200	$0.00	$5,412.00	...	$5,4
MYL	Buy / Sell	25.18	0.00	0.00%	$0.00	225	$0.00	$5,665.50	...	$5,6
NVDA	Buy / Sell	20.70	0.00	0.00%	$0.00	200	$0.00	$4,140.00	...	$4,1
PCW	Buy / Sell	6.45	0.00	0.00%	$0.00	40	$0.00	$258.00	...	$2
PCWLE	Buy / Sell	0.64	0.00	0.00%	$0.00	200	$0.00	$128.00	...	$1
PHFR	Buy / Sell	0.69	0.00	0.00%	$0.00	1,500	$0.00	$1,035.00	...	$1,0
RAD	Buy / Sell	6.01	0.00	0.00%	$0.00	500	$0.00	$3,005.00	...	$3,0
T	Buy / Sell	18.97	0.00	0.00%	$0.00	120	$0.00	$2,276.40	...	$2,2
THC	Buy / Sell	14.84	0.00	0.00%	$0.00	75	$0.00	$1,113.00	...	$1,1
TWX	Buy / Sell	17.53	0.00	0.00%	$0.00	300	$0.00	$5,259.00	...	$5,2
WMT	Buy / Sell	51.39	0.09	0.18%	$9.00	100	$0.00	$5,139.00	...	$5,1

(ii) The security holder will not disclose such information to any person other than a beneficial owner for whom the request was made and an employee or agent to the extent necessary to effectuate the communication or solicitation.

(d) The security holder shall not use the information furnished by the registrant pursuant to paragraph (a)(2)(ii) of this section for any purpose other than to solicit security holders with respect to the same meeting or action by consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant; or disclose such information to any person other than an employee, agent, or beneficial owner for whom a request was made to the extent necessary to effectuate the communication or solicitation. The security holder shall return the information provided pursuant to paragraph (a)(2)(ii) of this section and shall not retain any copies thereof or of any information derived from such information after the termination of the solicitation.

(e) The security holder shall reimburse the reasonable expenses incurred by the registrant in performing the acts requested pursuant to paragraph (a) of this section.

NOTES TO § 240.14A-7 1. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

2. When providing the information required by § 240.14a-7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with § 240.14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

[57 FR 48292, Oct. 22, 1992, as amended at 59 FR 63684, Dec. 8, 1994; 61 FR 24657, May 15, 1996; 65 FR 65750, Nov. 2, 2000]

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if

like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies *only* if you have filed a Schedule 13D (§ 240.13d–101), Schedule 13G (§ 240.13d–102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§ 249.308a of this chapter) or 10–QSB (§ 249.308b of this chapter), or in shareholder reports of investment companies under § 270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election:* If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to

be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal

contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998]

§ 240.14a-9 False or misleading statements.

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

NOTE: The following are some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of this section.

(a) Predictions as to specific future market values.

(b) Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.

(c) Failure to so identify a proxy statement, form of proxy and other soliciting material as to clearly distinguish it from the soliciting material of any other person or persons soliciting for the same meeting or subject matter.

(d) Claims made prior to a meeting regarding the results of a solicitation.

(Secs. 19(a), 3(b), 23(a)(1), 20, 319(a), 48 Stat. 85, 882, 901; sec. 209, 48 Stat. 908; 49 Stat. 833; sec. 203(a), 49 Stat. 704; sec. 8, 49 Stat. 1379; 53 Stat. 1173; secs. 3, 18, 89 Stat. 97, 155; sec. 308(a)(2), 90 Stat. 57; 15 U.S.C. 77s(a), 78c(b), 78w(a)(1), 79t, 77sss(a))

[31 FR 212, Jan. 7, 1966, as amended at 41 FR 19933, May 14, 1976; 44 FR 38815, July 2, 1979; 44 FR 68456, Nov. 29, 1979]

§ 240.14a-10 Prohibition of certain solicitations.

No person making a solicitation which is subject to §§ 240.14a-1 to 240.14a-10 shall solicit:

(a) Any undated or postdated proxy; or

(b) Any proxy which provides that it shall be deemed to be dated as of any date subsequent to the date on which it is signed by the security holder.

[17 FR 11434, Dec. 18, 1952]

January 5, 2004

5

Elizabeth S. Vincent
Marc E. Vincent
22 Williamsburg Drive
Orange, CT. 06477

To Whom it May Concern,

As of October 31st, 2002, Mr. Marc E. Vincent and Mrs. Elizabeth S. Vincent held 800 shares of CYTC in an account with E*TRADE Financial with a closing market price on that day of $8,368.00 or $10.46 a share. They have since held a minimum of the same number of shares in the account as held as of that time until today's date, January 5, 2004.

Sincerely,

Scott White
Relationship Manager
Preferred Client Services

E*TRADE Securities LLC
10951 White Rock Road
Rancho Cordova, CA 956
t: 1.800.786.2575
etrade.com
Member NASD/SIPC

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 23, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Cytyc Corporation
Incoming letter dated January 16, 2004

The proposal mandates that shareholders receive a dividend of not less than 30% of real net income paid before any awards are made to senior management in the form of bonuses, stock options, and salary increases.

There appears to be some basis for your view that Cytyc may exclude the proposal under rule 14a-8(i)(13). Accordingly, we will not recommend enforcement action to the Commission if Cytyc omits the proposal from its proxy materials in reliance on rule 14a-8(i)(13). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Cytyc relies.

Sincerely,

Keir D. Gumbs
Special Counsel